SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CAMERON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

CAMERON INTERNATIONAL CORPORATION

(Name of Filing Person (Issuer))

2.50% Convertible Senior Notes due 2026

(Title of Class of Securities)

13342BAA3 and 13342BAB1

(CUSIP Numbers of Class of Securities)

William C. Lemmer, Esq.

Senior Vice President and General Counsel

Cameron International Corporation

1333 West Loop South, Suite 1700

Houston, Texas  77027

Telephone:  (713) 513-3300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

COPY TO:

Christine A. Hathaway, Esq.

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas  75201

Telephone: (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$371,769,000	$43,162.39

*                             Calculated solely for purposes of determining the filing fee.  The purchase price of the 2.50% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.  As of May 16, 2011, there was $371,769,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $371,769,000.

**                      The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 26, 2006 (the “Indenture”), between Cameron International Corporation , a Delaware corporation (“Cameron” or the “Company”), and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents.  The Notes are convertible into cash and shares of common stock, $0.01 par value per share, of the Company, subject to the Company’s right to pay cash in lieu of common stock for some or all of the Notes, and to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company maintains its principal executive offices at 1333 West Loop South, Suite 1700, Houston, Texas  77027, and the telephone number is (713) 513-3300.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           Not applicable.

(c)           Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011.

(a)(5)	Press release issued on May 17, 2011.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 26, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of the Company filed on June 23, 2008 (File No. 333-151838)).

1

Exhibit
Number	Description
(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011	Cameron International Corporation

	By	/s/ William C. Lemmer
	Name:	William C. Lemmer
	Title:	Senior Vice President and General Counsel

S-1

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011.

(a)(5)	Press release issued on May 17, 2011.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 26, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of the Company filed on June 23, 2008 (File No. 333-151838)).

(g)	Not applicable.

(h)	Not applicable.